press release

ArcelorMittal announces the publication of its 2014 annual report

Luxembourg, 13 March 2015 - ArcelorMittal has published its annual report for the year ended December 31, 2014. The report has been filed with the electronic database of the Luxembourg Stock Exchange (www.bourse.lu) and is available on http://corporate.arcelormittal.com/ under "Investors > Financial reports > Annual reports".